EXHIBIT 99.1

Steven Trenk
Lizada Capital, LLC
8259 East Alameda Road
Scottsdale, AZ 85255

Vincent Mehdizadeh
Vincent Chase, Inc. / PVM International, Inc.
770 Paseo Miramar
Pacific Palisades, CA 90272

February 26, 2015

STOCK TRANSFER LETTER AGREEMENT

Dear Mr. Mehdizadeh,

This Stock Transfer Letter Agreement (the "Agreement") is intended to document the terms of a transaction between your, Vincent Mehdizadeh, and Lizada Capital, LLC, a New Jersey limited liability company whereby in exchange for Ten Dollars ($10.00) and other good and valuable consideration as contemplated herein, the sufficiency of which is acknowledged by all parties hereto, you shall cause Vincent Chase, Inc., a California corporation (which is an affiliate holding company owned or controlled by you) to transfer any and all stock held in Medbox, Inc., a California corporation publicly traded and referred to herein using the symbol "MDBX" to Lizada Capital, LLC and/or its designee in accordance with the following terms:

1. Transfer of Shares: Upon execution of this agreement and receipt of the payment contemplated in Section 2(b) below, Vincent Mehdizadeh shall cause the transfer of any and all shares held in MDBX by Vincent Chase, Inc., approximately Twenty Two Million One Hundred Sixty Thousand (22,160,000) common shares including Two Million preferred shares (converted at Five Common Shares to every One Preferred Share) to Lizada Capital, LLC or its designee. The effect of the transfer contemplated herein shall be that Lizada Capital, LLC or its designee becomes the majority shareholder and controlling interest in MDBX.

2. Consideration: A total of Ten Million Ten Dollars ($10,000,010.00) shall be paid with the potential for an additional Five Million Dollar ($5,000,000.00) bonus payment as follows:

a. Initial Consideration: Upon execution of this Agreement Lizada Capital, LLC or its designee shall pay Vincent Mehdizadeh Ten Dollars ($10.00).

b. Two Million Dollars within Ninety Days: Not later than ninety (90) days after the execution of this Agreement Lizada Capital, LLC or its designee shall pay One Million Dollars ($1,000,000.00) to Vincent Chase, Inc. and an additional One Million Dollars ($1,000,000.00) to MDBX. The payment to MDBX shall be delivered as payment on a restricted stock purchase agreement to be held in the name of PVM International, Inc.

c. Eight Million Dollars Paid: Not later than ninety (90) days after the payments contemplated in Section 2(b) above and not later than one hundred eight days (180) following the execution of this Agreement, Lizada Capital, LLC or its designee shall make the first of four Two Million Dollar ($2,000,000.00) installment payments, with additional installments payable every ninety (90) days, totaling Eight Million Dollars ($8,000,000.00). Each installment shall be equally divided and made payable to Vincent Chase, Inc. and PVM International, Inc. In their totality, the payments shall be apportioned Four Million Dollars ($4,000,000.00) to Vincent Chase, Inc. and Four Million Dollars ($4,000,000.00) to MDBX. The
payment to MDBX shall be delivered as payment on a restricted stock purchase agreement to be held in the name of PVM International, Inc.

d. Five Million Dollar Bonus Payment: Ninety (90) days following the last of the installment payments contemplated in Section 2(c) being paid (the "Bonus Payment Date"), Lizada Capital, LLC or its designee shall pay to Vincent Chase, Inc. Five Million Dollars ($5,000,000.00) contingent on the MDBX share price being above a volume weighted average price of Five Dollars ($5.00) per share during the six (6) months preceding the Bonus Payment Date.

3. Additional Terms: The parties hereto agree to discuss and work to define additional terms and to work in good faith as necessary to ensure the stock transfer and payments contemplated herein are completed in compliance with any applicable law and in full satisfaction of the parties respective and mutual interests. No additional terms will be binding unless in writing and signed by all parties.

4. Default & Remedies: In the event that Lizada Capital, LLC or it's designee fails to perform as contemplated herein, the remedy shall be limited to the return of all shares which exceed the number of shares that would have been purchased if all amounts previously paid under Sections 2(b), 2(c), and 2(d) were used to purchase shares at the purchase price of One Dollar ($1.00) per share of common stock. By way of example, in the event of partial performance whereby payments are made in accordance with section 2(b), then subsequent payments are not delivered, if after reasonable accommodations are made and the Lizada Capital, LLC nor it's designee has cured than Lizada Capital, LLC or its designee may keep two million common shares and shall be required to return all remaining shares.

5. Miscellaneous: This Agreement is made and entered into in the State of Arizona and shall in all respects be interpreted, enforced, and governed under the laws of the State of Arizona.

This Agreement contains all of the agreements between the Parties relating to the matters set forth in this Agreement. The Parties have no other agreements relating to those matters, written or oral. This Agreement cannot be modified or amended except in writing and signed by all Parties. This Agreement shall apply to and be binding upon and inure to the benefit of the Parties and their successors and assigns. This Agreement may be signed in any number of counterparts. Photocopies and facsimiles are considered originals. The Parties represent that they have carefully read and fully understand all the provisions of this Agreement; have conferred or have had the opportunity to confer with counsel regarding the terms and obligations of this Agreement; knowingly and voluntarily agree to all of the terms set forth in this Agreement free from any duress or coercion; knowingly and voluntarily intend to be legally bound by the same; and are receiving consideration for this Agreement to which they are not already entitled. The Parties shall bear their own fees and costs incurred in all proceedings through the date of this Agreement, including fees and costs incurred in the Litigation and the negotiation and preparation of this Agreement.

If any provision in this Agreement is determined to be invalid, the remainder of the Agreement shall remain in full force and effect.

Please review the terms herein, and indicate your acceptance of this Agreement by signing in the space below. I look forward to working with you.

Sincerely,

/s/
Steven L.Trenk, Managing Member
Lizada Capital, LLC, a New Jersey limited
liability company

/s/
Vincent Mehdizadeh, CEO
Vincent Chase, IncJPVM International, Inc.
Date: 2/26/15